November 21, 2008

Lundin Mining Corporation

1500-150 King Street West

Toronto, Ontario M5H 1J9

Re: Subordinated Loan

Dear Philip:

This letter (this “Letter”) sets out the agreement of HudBay Minerals Inc. (“HudBay”) to loan to Lundin Mining Corporation (“Lundin”) CDN$135,796,488.80 (the “Loan”) on the terms set forth in Schedule A, subject to: (1) HudBay and Lundin executing definitive documentation for the Loan, satisfactory to the parties, acting reasonably, as soon as reasonably practicable after the date of this Letter; and (2) Lundin obtaining any required waivers or consents from Lundin’s senior lender, the Bank of Nova Scotia, in connection with all, or any part, of the Loan (collectively, the “Waivers and Consents”).

Upon HudBay and Lundin executing such definitive documentation, HudBay shall advance to Lundin the maximum amount permitted under the terms of Lundin’s senior credit facility without requiring any Waivers and Consents (approximately US$60,000,000.00), provided that Lundin delivers evidence satisfactory to HudBay, acting reasonably, that no such Waivers and Consents are required by Lundin in connection with it borrowing such amount from HudBay, and, upon receiving all Waivers and Consents, HudBay shall advance to Lundin the balance of the Loan.

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Please acknowledge the foregoing by signing below and by returning a duplicate copy of this Letter to HudBay.

Very truly yours,

HUDBAY MINERALS INC.

By: /s/ Allen J. Palmiere
Name: Allen J. Palmiere
Title: Chief Executive Officer

Accepted and agreed as of the date of this Letter.

LUNDIN MINING CORPORATION

By: /s/ Philip J. Wright
Name: Philip J. Wright
Title: President and Chief Executive Officer

SCHEDULE A

Loan Type	Subordinated
Use of Proceeds	General corporate purposes
Interest Rate	LIBOR plus 2.5%
Maturity Date

The earlier of: (a) the Closing Date (as such term is defined in the Subscription Agreement between HudBay and Lundin dated November 21, 2008); (b) the date that is six months from the date the definitive loan documentation is entered into by HudBay and Lundin; and (c) the date that the Arrangement Agreement between HudBay and Lundin dated November 21, 2008 has been terminated by Lundin in accordance with its terms.

Representations and Warranties	Usual and customary for subordinated loan financings
Covenants	Usual and customary for subordinated loan financings
Security	Usual and customary for subordinated loan financings, subject to approval by the Bank of Nova Scotia